July 25, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW, Stop 4-5
Washington, DC   20549
USA

ATTENTION:    Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel and Mining

Dear Sirs and/or Mesdames:

RE:	Teck Resources Limited Form 40-F for Fiscal Year Ended December 31, 2011 Filed March 14, 2012 File No. 001-13184

Thank you for your comment letter dated July 16, 2012 with respect to the above noted filings. Our responses to your comments are set out below. In this letter, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

FORM 40-F FOR FISCAL YEAR ENDED DECEMBER 31, 2011
EXHIBIT 99.2 – FINANCIAL STATEMENTS
NOTE 2. BASIS OF PREPARATION, PAGE 7

1. SEC Comment
“We note your disclosure that the policies applied in these annual consolidated financial statements are based on IFRS issued and outstanding as of February 28, 2012, the date the Board of Directors approved the financial statements. Please explain to us how your disclosure meets the criteria of paragraph 7 of IFRS 1.”

Our Response
In our December 31, 2011 financial statements, we applied the same accounting policies as in our opening IFRS statement of financial position and for all periods presented in our financial statements. These policies were based on IFRS effective as at December 31, 2011, as required by paragraph 7 of IFRS 1.

Our disclosure could have been more clearly noted that IFRS in effect on the date that our Board of Directors approved the financial statements, February 28, 2012, was the same as IFRS in effect on December 31, 2011.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 7
REVENUE RECOGNITION, PAGE 9

2. SEC Comment
“We note your disclosure that the 2011 sales prices shifted toward shorter-term pricing arrangements linked to the quoted market. We also note your policy that sales of product are recognized when “the risks and rewards of ownership pass to the customer and the price is reasonably determinable.” Please explain to us how you define the term “reasonably determinable” and further explain how the term meets the revenue recognition criteria in paragraph 14(c) of IAS 18.”

Our Response
Beginning in 2009, our coal sales contracts began to shift from annually negotiated contract prices, to quarterly negotiated prices, which is consistent across the industry. Coal sales are made at prices specified in the relevant contract and are not linked to a quoted market price. There were no changes to the pricing structure of sales contracts for our other commodities, copper, zinc and lead, where prices are linked to a quoted market price.

In respect of our revenue policy, we consider the terms “reasonably determinable” and “measured reliably” to be synonymous. The majority of our cathode and metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. For these sales, the price is determined on a provisional basis at the date of sale and revenues are recorded at that time based on forward prices. Adjustments are made to the sale price in subsequent periods based on movements in quoted market prices up to the date of final pricing. As a result, the value of our cathode and concentrate sales receivables change as the underlying commodity market prices vary and this adjustment mechanism has the characteristics of a derivative and accordingly, is accounted for as such, with the adjustments included in other operating income.

In future filings, we will revise the language of our policy to use the term measured reliably. We also note that on transition to IFRS, there was no change in the recognition or measurement of revenue from our policy under either of Canadian or US GAAP.

FINANCIAL INSTRUMENTS, CASH AND CASH EQUIVALENTS, PAGE 9

3. SEC Comment
“Please explain to us why you designate “cash and cash equivalents” as loans and receivables.”

Our Response
As outlined in Note 10, Supplemental Cash Flow Information of our financial statements, our cash and cash equivalents balance consists of cash, money market fund investments representing interests in US treasury securities, and highly rated commercial paper, with maturities from the date of acquisition of three months or less. We view our cash on deposit as effectively being a loan to the bank and accordingly, we classify it as loans and receivables under IAS 39, paragraph 9.  Although our disclosure indicates that both cash and cash equivalents are classified as loans and receivables, our cash equivalents are actually classified as available for sale. Due to the liquid and short-term nature of our cash equivalents, and the fact that these assets are subject to insignificant changes in value, there would be an insignificant impact on our financial statements between a loans and receivables classification and an available for sale classification of cash equivalents.

In future filings, we will amend our disclosures regarding the classification of cash and cash equivalents to distinguish the different components and how they are classified.

MINERAL PROPERTIES AND MINE DEVELOPMENT COSTS, PAGE 11

4. SEC Comment
“We note you defer “the cost of acquiring and developing mineral properties or property rights, including waste rock stripping costs related to mine development and costs incurred during production to increase future output by providing access to additional sources of reserves…” Please explain to us the criteria used for deferral and how you measure the extent to which stripping costs increase future output.”

Our Response
We capitalize mine development costs incurred during the pre-production phase including waste rock stripping costs related to the initial development of the mine.

We capitalize waste rock stripping costs incurred during production if the corresponding waste rock stripping activity can be shown to represent a betterment of the mineral property. A betterment occurs when the waste rock stripping activity provides access to new sources of reserves that will be produced in future periods that would not have been included in previous mine plans. The extent to which stripping costs increase future output is measured by comparing the future output in the life of mine plan excluding the stripping activity to the future output in the life of mine plan including the stripping activity.

For example, we defer stripping costs when we have a major push back in a mine pit that provides us with access to significant additional reserves that were not previously included in the mine plan and thus, results in an increase in mine life. Historically, we have had only a few significant push backs that have met our criteria for deferral of waste rock stripping costs in the production phase. Accordingly, the majority of our waste rock stripping costs in the production phase are expensed as a cost of inventory.

We also note that on transition to IFRS, our accounting policy for waste rock stripping costs did not change from our policy under Canadian GAAP.

NOTE 15. GOODWILL, PAGE 27
DISCOUNT RATES, PAGE 28

5. SEC Comment
“You disclose that cash flow projections are discounted using a real post-tax discount rate of 7%. The guidance provided in paragraph 55 of IAS 36 states that the discount rate shall be a pre-tax rate. Please explain to us the specific reasons you believe use of a post-tax discount rate complies with the accounting guidance provided in IAS 36.”

Our Response
The first step in our annual goodwill impairment test is to determine the recoverable amount of our cash generating units that have goodwill balances and compare the recoverable amounts to the carrying values of the cash generating units to identify impairment losses. Per paragraph 6 of IAS 36, the recoverable amount of a cash generating unit is the higher of its fair value less cost to sell and its value in use. As disclosed in Note 15, Goodwill, page 27, we determined the recoverable amounts for our cash generating units for our annual goodwill impairment tests based on fair value less cost to sell.

The guidance provided in paragraph 55 of IAS 36 is applicable when a value in use approach is used to determine a cash generating unit’s recoverable amount. Given that there was no impairment under the fair value less cost to sell approach, we did not calculate value in use. As such, paragraph 55 of IAS 36 is not applicable in our situation.

NOTE 31.  FIRST TIME ADOPTION OF IFRS, PAGE 59

6. SEC Comment
“To the extent that your primary financial statements reflect the use of the mandatory exceptions of IFRS 1, please identify for us the items or class of items to which the exceptions were applied and describe the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe to us the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions. Refer to paragraph 13-17 and 23 of IFRS 1.”

Our Response
In preparing our primary financial statements under IFRS as at January 1, 2010, we complied with the requirements of IFRS 1, paragraphs 13-17 and 23. The disclosures under paragraph 23 and further detailed in paragraphs 24-31C are included primarily in Note 31, First-Time Adoption of IFRS, pages 59-65 of our financial statements. We do not believe that there are further disclosures required by paragraphs 13-17 or 23 that are not included in our financial statements.

The most significant items in our financial statements impacted by the mandatory exceptions of IFRS 1 were various estimates. IFRS 1 requires that estimates in accordance with IFRS at the date of transition be consistent with estimates made for the same date in accordance with previous GAAP. In our financial statements Note 4, Critical Accounting Estimates and Judgments, page 18-19 sets out a summary of our significant estimates. Certain of the estimates disclosed in Note 4 were impacted by the application of the mandatory exception. We did not evaluate the impact of hindsight on our previous estimates; however, in certain cases with the application of hindsight, the recorded amounts associated with our estimates may have been different.

IFRS 1 paragraph 13 references Appendix B for additional, more specific exceptions to the retrospective application of IFRS. A summary of our consideration of IFRS, Appendix B is as follows:

1.	IFRS 1, Appendix B2 and B3

We did not have any historical transactions impacted by these provisions.

2.	IFRS 1, Appendix B4, B5 and B6

This exception did not impact our financial statements because (a) all derivatives that we recognized in our financial statements under Canadian GAAP were already measured at fair value, which is consistent with the IFRS requirements; (b) we did not have deferred gains or losses relating to derivatives on our financial statements under Canadian GAAP; and (c) all of our existing hedging relationships under Canadian GAAP also qualified for hedge accounting treatment under IAS 39.

3.	IFRS 1, Appendix B7

This exception did not impact our financial statements because the requirements for business combinations and non-controlling interests changed under Canadian GAAP in 2009. We chose to early adopt these sections under Canadian GAAP effective January 1, 2010 and therefore, when we transitioned to IFRS, no presentation changes were required for non-controlling interests because the requirements were already aligned with the Canadian GAAP amended standards.

We noted that the information requested by the staff is the same information required for Form 20-F filers, pursuant to Instruction 4 to Item 5, Operating and Financial Review and Prospects. Please note that such information is not required by Form 40-F, for which the informational requirements follow Canadian requirements, unless specifically provided by the form. Additionally, we understand for 20-F filers, such requirement has been considered by the SEC staff to only be applicable to elective exceptions as provided in Q&A 12 included in Appendix B to the AICPA International Practices Task Force May 17, 2005 Highlights.

7. SEC Comment
“We note your reconciliation between Canadian GAAP and IFRS equity as at January 1, 2010 included an adjustment of $175 million for decommissioning and restoration provisions. Please explain to us how you applied the short-cut method and explain the reasons for the reduction in the decommissioning and restoration provision liability.”

Our Response
We followed the guidance in paragraph D21 of IFRS 1 in applying the short-cut method to determine our decommissioning and restoration asset on transition to IFRS.  Our first step was to measure the decommissioning and restoration provision (“DRP”) liability as at the date of IFRS transition according to the guidance in IAS 37 Provisions, Contingent Liabilities and Contingent Assets as required by IFRS 1 paragraph D21(a).

Our DRP liability is within the scope of IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities, as such, we were able to apply the short-cut method in estimating our decommissioning and restoration asset on transition to IFRS. To estimate the cost of the decommissioning and restoration asset at January 1, 2010 using the short-cut method, we discounted the liability determined above to the date the liability first arose, by using our best estimate of the historical risk-adjusted discount rates that would have applied for that liability over the intervening period as required by IFRS 1 paragraph D21(b).  For operations that we developed, we determined the date that the liability first arose to be our best estimate of the dates when construction and development was undertaken. For operations that we acquired, the date that the liability first arose was determined to be the date on which we acquired the operation.

Once a decommissioning and restoration asset was calculated to the date the liability first arose, we determined the accumulated depreciation, using the current estimate of the useful life of the asset applying a units of production depreciation method. This is consistent with our depreciation policy and required by IFRS 1 paragraph D21(c).

Our DRP liability was reduced upon transition to IFRS due to a change in the discount rates we used in the present value calculations.  Under Canadian GAAP CICA 3110 Asset Retirement Obligations, we discounted the original estimate of the undiscounted cash flows using the credit-adjusted risk-free rate that existed when the liability was first recognized.  Any downward revisions in the amount of undiscounted estimated cash flows were also discounted using this original rate. However, any upward revisions in the amount of undiscounted estimated cash flows were discounted using the credit-adjusted risk-free rate at the date of the revision. Various upward revisions over time effectively created “layers” of cash flows with different discount rates. Under IAS 37 paragraph 47, we are required to discount our best estimate of the future cash flows using a single discount rate determined at each balance sheet date.  As the discount rate applied on January 1, 2010 was higher than the discount rates used for the majority of the cash flow “layers” under Canadian GAAP, there was a reduction in the DRP liability on transition to IFRS.

NOTE 32.  SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL INFORMATION, PAGE 66

8. SEC Comment
“It appears that you need to provide quantitative reconciliations to bridge the 2010 supplemental guarantor condensed consolidating financial information presented under IFRS with that previously filed under Canadian GAAP in your 2010 form 40-F. Please amend your 40-F to comply.”

Our Response
We respectfully submit that quantitative reconciliations to bridge the 2010 Supplemental Guarantor Condensed Consolidating Financial Information are not required from a technical perspective under IFRS, and would not materially assist the investors even if they were provided.

1. Technical Analysis
In preparing our Supplemental Guarantor Condensed Consolidating Financial Information note we apply paragraph (e) of Rule 3-10 of Regulation S-X, which enables us to exclude the primary financial statements of our subsidiary guarantor, Teck Metals Limited in a registration statement or parent company annual report if we include a footnote that meets the criteria of paragraph (e) (4) of Rule 3-10.

We understand that the exemption provided by paragraph (e)(4) of Rule 3-10 is based on the assumption that there is no need for the same level of financial disclosure for both the issuer of a guaranteed security and the guarantor when the condensed consolidating financial information required by the rule is provided in the parent financial statements. We believe that investors and issuers understand that, as a result, much of the information that might appear in the footnotes of full financial statements of a guarantor company, which is where the requested reconciliation would be located, may not be provided for guarantors so long as the requirements of the exemptions in Rule 3-10 are followed. In preparing our first IFRS financial statements, being the parent financial statements for Rule 3-10 purposes, we complied with all of the requirements of IFRS 1. IFRS 1 does not require an entity to reconcile note disclosure reported in accordance with a previous GAAP to note disclosure provided under IFRS. As a consequence, in preparing our financial statements, we did not view either paragraph (e)(4) of Rule 3-10 or IFRS as requiring the requested reconciliations.

From a technical perspective, we believe that we have provided all of the disclosures necessary to comply with Rule 3-10 of Regulation S-X in Note 32, Supplemental Guarantor Consolidating Financial Information, pages 66-73 of our annual financial statements and that under IFRS as applicable to the financials in which the financial information is provided, there is no specific technical requirement to reconcile the guarantor columns from the previously applied Canadian GAAP to IFRS.

2. Materiality

In addition to our views regarding these technical requirements of IFRS and Rule 3-10, we believe that the information presented in note 32 as currently drafted does not omit any financial or narrative information that would be material information for investors to evaluate the value or sufficiency of the Teck Metals guarantee and that the financial statements, including the Supplemental Guarantor

Condensed Consolidating Financial information note, contain sufficient information so as to make the financial information relating thereto not misleading.

We base this conclusion on a number of factors.  As disclosed under the heading “Credit Facilities and Debt Securities” and the heading “Public Indebtedness”  in our Form 40-F, all of Teck’s outstanding credit facilities and public indebtedness are guaranteed by Teck Metals  or are secured by a pledge of a back-to-back notes issued by Teck Metals which has the same credit effect as a guarantee.  Thus, investors do not need to evaluate the relative ranking of unguaranteed debt issued by Teck, or of Teck debt guaranteed by other entities, against debt with the credit support provided by a Teck Metals guarantee.  The creditworthiness of Teck Metals as a guarantor affects holders of all of Teck’s public debt securities and Teck’s senior bank lenders equally.  As a commercial matter, we expect this situation to persist indefinitely.  As a result, we believe that the financial information provided in the Supplemental Condensed Consolidating Financial Information is substantially less material to investors in Teck debt securities than might be the case in other circumstances.

To the extent that the financial information pertaining to Teck Metals set out in note 32 is relevant to investors, we would expect that it is primarily relevant relative to, and in the context of, the corresponding financial information for Teck parent and the non-guarantor subsidiaries.  Thus, note 32, as currently presented, permits a direct comparison for this purpose.  We question whether the suggested quantitative reconciliation information would provide additional useful information to investors in this context.  We also note that the presentation of quantitative reconciliation information could add significant complexity to the note, which we believe may not be helpful and could cause confusion for some readers.

CLOSING COMMENTS

We acknowledge that:

—	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If there are further questions in connection with the foregoing responses, you may contact Crystal Prystai, Manager, Technical Accounting and Policy Matters at (604) 699-4259 or Crystal.Prystai@teck.com.

Yours truly,

/s/ Peter Rozee

Peter Rozee
Senior Vice President, Commercial & Legal Affairs